UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                 BLACKBOARD INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    091935502
                                 (CUSIP Number)


                                DECEMBER 31, 2004
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[_]      Rule 13d-1(b)
[_]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,405,610 shares, which constitutes approximately 13.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 25,679,064 shares outstanding.

CUSIP No. 091935502                                                            2
================================================================================
--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Oak Hill Capital Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                                5.      Sole Voting Power: 3,320,472
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power: -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:  3,320,472
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,320,472
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 12.9%


--------------------------------------------------------------------------------
12.      Type of Reporting Person: PN


--------------------------------------------------------------------------------

CUSIP No. 091935502                                                            3
================================================================================
--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Oak Hill Capital Management Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                                5.      Sole Voting Power: 85,138
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power: -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:  85,138
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         85,138
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 0.3%


--------------------------------------------------------------------------------
12.      Type of Reporting Person: PN


--------------------------------------------------------------------------------

CUSIP No. 091935502                                                            4
================================================================================
--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         OHCP GenPar L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                                5.      Sole Voting Power: 3,405,610
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power: -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:  3,405,610
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,405,610
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 13.2%


--------------------------------------------------------------------------------
12.      Type of Reporting Person: PN


--------------------------------------------------------------------------------

CUSIP No. 091935502                                                            5
================================================================================
--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         OHCP MGP, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                                5.      Sole Voting Power: 3,405,610
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power: -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:  3,405,610
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,405,610
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 13.2%


--------------------------------------------------------------------------------
12.      Type of Reporting Person: OO


--------------------------------------------------------------------------------

CUSIP No. 091935502                                                            6
================================================================================

                                  SCHEDULE 13G

                  This Schedule 13G is filed by the undersigned with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Blackboard Inc. (the "Company").


Item 1.           (a)      NAME OF ISSUER

                  Blackboard Inc.

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  1899 L Street, N.W.
                  Washington, D.C. 20036

Item 2.           (a)      NAMES OF PERSONS FILING

                  Oak Hill Capital Partners, L.P. ("OHCP");
                  Oak Hill Capital Management Partners, L.P. ("OHCMP");
                  OHCP GenPar, L.P. ("OHCP GenPar"); and
                  OHCP MGP, LLC ("OHCP MGP" and together with OHCP, OHCMP and OHCP GenPar, the "Reporting Persons").

                  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  201 Main Street
                  Suite 2415
                  Fort Worth, TX  76102

                  (c)      CITIZENSHIP

                  OHCP - Delaware
                  OHCMP - Delaware
                  GenPar - Delaware
                  MGP - Delaware

                      (d) TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Shares")

CUSIP No. 091935502                                                            7
================================================================================

                  (e)      CUSIP NUMBER

                  091935502

Item 3. This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.           (a) - (b)

                  OHCP

                  OHCP beneficially owns an aggregate of 3,320,472 shares of Common Stock, which represents approximately 12.9% of the issued and outstanding shares of Common Stock.

                  OHCMP

                  OHCMP beneficially owns an aggregate of 85,138 shares of Common Stock, which represents approximately 0.3% of the issued and outstanding shares of Common Stock.

                  OHCP GenPar

                  GenPar is the general partner of both OHCP and OHCMP. As the general partner of OHCP and OHCMP, OHCP GenPar beneficially owns an aggregate of 3,405,610 shares of Common Stock, which represents approximately 13.2% of the issued and outstanding shares of Common Stock.

                  OHCP MGP

                  OHCP MGP is the general partner of GenPar. As the general partner of GenPar, MGP may be deemed to beneficially own an aggregate of 3,405,610 shares of Common Stock, which represents approximately 13.2% of the issued and outstanding shares of Common Stock.

                  (c)

                  OHCP

                  OHCP has the sole power to vote or direct the vote of 3,320,472 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,320,472 shares of Common Stock.

                  OHCMP

CUSIP No. 091935502                                                            8
================================================================================

                  OHCMP has the sole power to vote or direct the vote of 85,138 shares of Common Stock and the sole power to dispose or to direct the disposition of 85,138 shares of Common Stock.

                  OHCP GenPar

                  As the general partner of OHCP and OHCMP, OHCP GenPar has the sole power to vote or direct the vote of 3,405,610 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,405,610 shares of Common Stock.

                  OHCP MGP

                  As the general partner of GenPar, MGP may be deemed to have the sole power to vote or direct the vote of 3,405,610 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,405,610 shares of Common Stock.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

Item 10.          CERTIFICATION

                  Not applicable.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 091935502                                                            9
================================================================================


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 9, 2005

                                      OAK HILL CAPITAL PARTNERS, L.P.

                                      By:    OHCP GenPar, L.P.
                                              its General Partner

                                           By:   OHCP MGP, LLC
                                                 its General Partner


                                                By: /s/ Kevin G. Levy
                                                    ----------------------------
                                                    Name:  Kevin G. Levy
                                                    Title: Vice President


                                      OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.


                                      By:    OHCP GenPar, L.P.
                                              its General Partner

                                           By:   OHCP MGP, LLC
                                                 its General Partner


                                                By: /s/ Kevin G. Levy
                                                    ----------------------------
                                                    Name:  Kevin G. Levy
                                                    Title:    Vice President


                                      OHCP GENPAR, L.P.


                                      By:    OHCP MGP, LLC
                                              its General Partner


                                                By: /s/ Kevin G. Levy
                                                    ----------------------------
                                                 Title:    Vice President

CUSIP No. 091935502                                                           10
================================================================================


                                      OHCP MGP, LLC


                                      By: /s/ Kevin G. Levy
                                          -------------------------------------
                                          Name:  Kevin G. Levy
                                          Title: Vice President